					Exhibit 12(a)

Entergy Arkansas, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

						30-Jun

	2005	2006	2007	2008	2009	2010

Total Interest Charges	$84,992	$85,809	$91,740	$87,732	$92,340	$92,917
Interest applicable to rentals	13,911	11,145	10,919	20,687	14,440	15,038

Total fixed charges, as defined	98,903	96,954	102,659	108,419	106,780	107,955

Preferred dividends, as defined (a)	12,093	10,041	11,104	20,957	15,275	13,677

Combined fixed charges and preferred dividends, as defined	$110,996	$106,995	$113,763	$129,376	$122,055	$121,632

Earnings as defined:

Net Income	$174,635	$173,154	$139,111	$47,152	$66,875	$105,037
Add:
Provision for income taxes:
Total	96,949	56,824	85,638	96,623	81,756	95,112
Fixed charges as above	98,903	96,954	102,659	108,419	106,780	107,955

Total earnings, as defined	$370,487	$326,932	$327,408	$252,194	$255,411	$308,104

Ratio of earnings to fixed charges, as defined	3.75	3.37	3.19	2.33	2.39	2.85

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	3.34	3.06	2.88	1.95	2.09	2.53

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.